

17010010

2L

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~43369~~ 68506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fogel Neale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Fogel **(646) 708-9020**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene
(Name - if individual, state last, first, middle name)

65 Kingsbury Road	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Fogel Neale Securities, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2016

Fogel Neale Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ralph Fogel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fogel Neale Securities, LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Compliance Officer
Title

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018



Notary Public

Fogel Neale Securities, LLC
Index
December 31, 2016

Page(s)

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Members of

Fogel Neale Securities, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Fogel Neale Securities, LLC (the "Company") as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on the financial statement based on my audit. I conducted my audit in accordance with standards of the Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fogel Neale Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



February 26, 2017

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

Fogel Neale Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 6,970
Due from affiliate	320,789
Other assets	51,599
Total assets	$ 379,358
Liabilities and Member's Equity	
Accrued expenses	$ 210
Member's equity	379,148
Total liabilities and member's equity	$ 379,358

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Operations
Year Ended December 31, 2016

Revenues	
Commission income	$ 26,148
Expenses	
Professional fees	6,000
Regulatory and other fees	3,179
Total expenses	9,179
Net income	$ 16,969

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2016

Balance, January 1, 2016	$ 361,579
Net income	16,969
Capital contributions	600
Balance, December 31, 2016	$ 379,148

The accompanying notes are an integral part of these financial statements.

Fogel Neale Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 16,969
Adjustments to reconcile net income to net cash provided by operating activities	
Non-cash expenses	600
(Increase)/decrease in operating assets	
Due from affiliate	(16,971)
Other assets	162
Increase in operating liabilities	
Accrued expenses	210
Net cash provided by operating activities	970
Cash	
Beginning of year	6,000
End of year	$ 6,970
Noncash financing activity	
Administrative fees assumed by Parent	$ 600

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Fogel Neale Securities, LLC (the "Company") is a New York Limited Liability Company registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from transactions executed on behalf of customers.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2016, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. Related Party Transactions

During 2016, the Company paid approximately $600 for administrative fees under an Expense Sharing agreement with the Parent.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $6,760 which exceeded the required net capital by $1,760.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

Fogel Neale Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Member's equity	$ 379,148
Nonallowable assets	
Due from affiliate	320,789
Other assets	51,599
Total deductions	372,388
Net capital	6,760
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 1,760
Aggregate indebtedness	$ 210
Ratio of aggregate indebtedness to net capital	0.03:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

Fogel Neale Securities, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FOGEL NEALE SECURITIES, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Fogel Neale Securities, LLC (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2016. Management is responsible for compliance with 17 C.F.R. §15c3-3(k) and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §15c3-3(k). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2017



Fogel Neale Securities, LLC
Statement of Exemption from Rule 15c3-3
December 31, 2016

Fogel Neale Securities, LLC has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ending December 31, 2016 without exception. Therefore, the Company is permitted to file this Exemption Report.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)